

Rule 12g3-2(b) File Number: 82-5237

82-34629

浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

March 30, 2005

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington D.C., 20549



Re: Rule 12g3-2(b) Exemption – File Number 82-5237
Zhejiang Expressway Co., Ltd. (the "Company")

SUPPL

Dear Sir or Madam,

We are exempt from Section 12(g) of the Securities Exchange Act of 1934 pursuant to Rule 12g3-2(b) there under. Our file number is 82-5237.

According to Rule 12g3-2(b), we are required to furnish to you information made public, filed with the Hong Kong Stock Exchange, the London Stock Exchange and the Berlin Stock Exchange or sent to security holders promptly after such information becomes available. Accordingly, we enclose herewith the following documents filed with the stcok exchanges and made public:

1. A letter to the Hong Kong Stock Exchange regarding the holding of the board meeting on March 29, 2005;
2. A copy of the Summary of Annual Results Announcement submitted to the Hong Kong Stock Exchange on March 29, 2005;
3. A copy of Annual Results Announcement for the financial year ended December 31st, 2004; and
4. A copy of the Notice of Annual General Meeting dated March 29, 2005.

The above-mentioned 3. & 4. will also be published on two Hong Kong newspapers, namely the <South China Morning Post > in English, and the <Hong Kong Economic Times> in Chinese on March 30, 2005.

We hope that you find the documents in order, and thank you for your attention.

Sincerely yours,

Fiona Sze
Executive Assistant
Zhejiang Expressway Co., Ltd.

CAZENOVE

To Terence Tam/ Evelyn Fan	Reference
Company Stock Exchange of Hong Kong	Fax number +852 2905 1375
From YT Tsoi	
Date 15 March 2005	Number of pages including this one 1

Direct Line 2123 0357
Direct Fax 2530 9492
Yiuting.tsoi@cazenove.com

Please notify us if you do not receive all the pages

Dear Sirs,

Zhejiang Expressway Co., Ltd. (the "Company")
Notice of Board Meeting

On behalf of the Company, we would like to inform the Hong Kong Stock Exchange that a meeting of the Board of Directors of the Company will be held in Hangzhou, Zhejiang, the PRC on Tuesday, 29 March, 2005 at 10:00am for the discussion and approval, amongst others, of the followings:-

1. The audited financial statement of the Company for the 12 months ended 31 December 2004; and
2. The payment of dividend, if any.

Please feel free to contact the undersigned at +852 2123 0357 or Mr. Michael Chen at +852-2123-0377 should you have any queries.

Yours faithfully,




SEC MAIL PROCESSING
RECEIVED
APR 1 8 2005
WASH, D.C.
202
SECTION

Yiu-Ting Tsoi
Vice President
Cazenove Asia Limited

Cc : Zhejiang Expressway Co Ltd – 鄔正可先生 (86571 8795 0329)
& Ms Fiona Sze (2537 4293)

VETTED UNVETTED MONTHLY RETURN SUBMISSION MANAGEMENT DOWNLOAD DOC TEMPLATE PROFILE ADMIN LOGOUT

ıal Results Announcement Summary Form (Main Board)

ır submission has been approved ! Please record the Submission No. for future reference.

bmission Details			
:e/Time submitted	29/03/2005 12:57:18	Submitted By	00576PBW
:e/Time approved	29/03/2005 13:14:13	Approved By	00576PJY
ɔmission Number	EBIS-050329-00008	Status	Approved

ɔmpany Code: LM00576 Zhejiang Expressway Co., Ltd.

our Capacity:

nnouncement ategory: Unvetted

Announcement Type: Results Announcement (Summary)

ɔntact Person: Mr. Fang Yunti

ɔntact No.: 86-571-8798 5588

lame of Listed Company: LM00576 Zhejiang Expressway Co., Ltd.

ear End Date: 31/12/2004

urrency: RMB

hange of any figures reported in the Results Announcement Form submitted previously for the Last Corresponding eriod ? Yes No

o be published in the newspapers :

ummarised Results Announcement

Auditors' Report (Note V) N/A

	Note	Current Period	N/A	Last Corresponding Period	N/A
		Audited		Audited	
(dd/mm/yyyy) From		01/01/2004		01/01/2003	
(dd/mm/yyyy) To		31/12/2004		31/12/2003	
Please select currency unit :		('000)		('000)	
Turnover		3,131,993		2,471,805	
Profit/(Loss) from Operations		1,973,955		1,698,767	
Finance Cost		(103,457)		(132,801)	
Share of Profit/(Loss) of Associates		15,016		17,394	
Share of Profit/(Loss) of Jointly Controlled Entities		25,467		9,829	
Profit/(Loss) after Taxation & MI		1,225,699		1,008,792	
% Change over Last Period		+21.5 %			
EPS/(LPS) - Basic (in dollars)		0.2822		0.2323	
- Diluted (in dollars)					
Extraordinary ("ETD") Gain/(Loss)					
Profit/(Loss) after ETD Items		1,225,699		1,008,792	
Final Dividend per Share		0.15		0.11	
(Specify if with other options)		-		-	

B/C Dates for Final Dividend 23/04/2005 to 22/05/2005 bdi.

(Please check if B/C Date is TBA) (dd/mm/yyyy) (dd/mm/yyyy)

Payable Date

(Please check if Payable Date is TBA) (dd/mm/yyyy)

B/C Dates for Annual General Meeting 23/04/2005 to 22/05/2005 bdi.

(Please check if B/C Date is TBA) (dd/mm/yyyy) (dd/mm/yyyy)

Other Distribution for Current Period

B/C Date for Other Distribution to bdi.

(Please check if B/C Date is TBA) (dd/mm/yyyy) (dd/mm/yyyy)

Explanatory Note :

Filename :

業績備註：

檔案：


OK



浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 0576)

2004 Annual Results Announcement

- Turnover up 26.7% to Rmb3,131,993,000
- Net profit increased by 21.5% to Rmb1,225,699,000
- Earnings per share up 21.5% to Rmb28.22 cents
- A final dividend of Rmb15.0 cents per share is recommended

The directors (the "Directors") of Zhejiang Expressway Co., Ltd. (the "Company") are pleased to announce the audited consolidated operating results of the Company and its subsidiaries (the "Group") for the year ended December 31, 2004 (the "Period"), prepared in conformity with accounting principles generally accepted in Hong Kong.

RESULTS AND DIVIDENDS

During the Period, the Group achieved strong business growth. Turnover for the Group was Rmb3,132.0 million, representing a growth of 26.7% over 2003. Net profit from ordinary activities attributable to shareholders was Rmb1,225.7million, representing a growth of 21.5% over 2003, while earnings per share for the Period was Rmb28.22 cents (2003: Rmb23.23 cents).

The Directors are satisfied with the results, and have recommended to pay a final dividend of Rmb15.0 cents per share (2003: Rmb11.0 cents per share), subject to shareholders' approval at the Company's annual general meeting to be held on May 23, 2005. Together with an interim dividend of Rmb4.0 cents per share paid on November 9, 2004, total dividend for the Period amounted to Rmb19.0 cents per share.

The audit committee of the Company has reviewed the annual results. Set out below are the audited Consolidated Income Statement and Consolidated Balance Sheet for the Period, together with comparative figures for 2003:

CONSOLIDATED INCOME STATEMENT

	Notes	Year ended December 31, 2004 *Rmb'000*	2003 *Rmb'000*
Turnover	2	**3,131,993**	**2,471,805**
Operating costs		(845,875)	(731,451)
Gross profit		2,286,118	1,740,354
Other revenue	2	41,646	127,285
Administrative expenses		(109,986)	(114,629)
Other operating expenses		(243,823)	(54,243)
Profit from operating activities	3	**1,973,955**	**1,698,767**
Finance costs		(103,457)	(132,801)
Share of profit of associates		15,016	17,394
Share of profit of a jointly-controlled entity		25,467	9,829
Profit before tax		**1,910,981**	**1,593,189**
Tax	4	(554,524)	(497,166)
Profit before minority interests		**1,356,457**	**1,096,023**
Minority interests		(130,758)	(87,231)
Net profit from ordinary activities attributable to shareholders		**1,225,699**	**1,008,792**
Dividends			
Interim		(173,724)	(173,724)
Proposed final		(651,467)	(477,743)
		(825,191)	**(651,467)**
Earnings per share	5	**28.22 cents**	**23.23 cents**

CONSOLIDATED BALANCE SHEET

	Notes	As at December 31, 2004 Rmb'000	2003 Rmb'000
Non-current assets			
Fixed assets		12,988,659	12,537,616
Interest in a jointly-controlled entity		79,812	62,554
Interest in associates		176,744	164,498
Expressway operating rights		197,245	205,945
Long-term investments		1,000	1,000
Goodwill		85,472	97,717
Deferred tax assets		38,319	—
		13,567,251	13,069,330
Current assets			
Short-term investment		676,447	1,104,266
Inventories		6,416	3,056
Accounts receivable	6	26,569	21,771
Other receivables		381,017	51,469
Cash and cash equivalents		803,739	818,795
		1,894,188	1,999,357
Current liabilities			
Accounts payable	7	297,213	367,521
Profit tax payable		185,482	189,848
Other taxes payable		24,343	27,946
Other payables and accruals		294,786	260,077
Interest-bearing bank and other loans		787,892	975,950
Dividend payable		19,070	19,070
		1,608,786	1,840,412
Net current assets/(liabilities)		285,402	158,945
Total assets less current liabilities		13,852,653	13,228,275
Non-current liabilities			
Interest-bearing bank and other loans		655,570	744,176
Long-term bonds		1,000,000	1,000,000
Deferred tax liabilities		384,577	325,703
		2,040,147	2,069,879
Minority interests		1,092,295	1,012,417
		10,720,211	10,145,979
Capital and reserves			
Issued capital		4,343,115	4,343,115
Reserves	8	5,725,629	5,325,121
Proposed final dividend		651,467	477,743
		10,720,211	10,145,979

Notes:

1. **Basis of preparation**

These financial statements have been prepared in accordance with HKFRSs (which also include Statements of Standard Accounting Practice and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA"), and accounting principles generally accepted in Hong Kong (collectively referred to as "HK GAAP") and the disclosure requirements of the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention, modified with respect to the measurement of investments in securities.

In addition, HKICPA has issued a number of new Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards, herein collectively referred to as the new HKFRSs, which are generally effective for accounting periods beginning on or after January 1, 2005. The Group has not early adopted these new HKFRSs in the financial statements for the year ended December 31, 2004. The Group has already commenced an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

2. **Turnover and revenue**

	Year ended December 31,	
	2004	**2003**
	Rmb'000	*Rmb'000*
Toll income	3,066,954	2,458,726
Service areas income	183,637	117,205
Advertising income	41,159	26,138
Road maintenance income	7,244	2,669
	3,298,994	2,604,738
Less: Revenue taxes	(167,001)	(132,933)
Turnover	3,131,993	2,471,805
Income /(loss) on investments	(36,158)	53,838
Interest income	12,514	12,593
Rental income	22,941	21,343
Trailer income	18,352	11,162
Exchange gains, net	220	2,282
Subsidy income	—	17,394
Other miscellaneous income	23,777	8,673
Other revenue	41,646	127,285
	3,173,639	2,599,090

The Company and its subsidiaries are subject to the business tax, levied at 5% on toll income and 3% to 5% on other services income. In addition, the subsidiaries are subject to the following types of revenue taxes and surcharge:

— City development tax, levied at 1% to 7% of business tax;

— Education supplementary tax, levied at 3.5% to 4% of business tax; and

— Culture and education fees, levied at 3% on advertising income.

3. **Profit from operating activities**

The Group's profit from operating activities is arrived at after charging the following:

	Year ended December 31,	
	2004	**2003**
	Rmb'000	*Rmb'000*
Depreciation	323,661	257,817
Amortization of expressway operating rights	8,700	8,700
Amortization of goodwill	12,245	12,221
Staff costs	129,207	103,561

With effect from January 1, 2004, depreciation of communications and signaling equipment is calculated to write off their cost less directors' estimate of their residual values (3% of cost) on the straight-line basis over their estimated useful lives of five years.

In prior years, depreciation of communications and signaling equipment was calculated to write off their cost less the Directors' estimate of their residual value (3% of cost) on the straight-line basis over their estimated useful lives of 10 years. This represents a change in accounting estimate and is accounted for prospectively. The consolidated net book value of fixed assets as at December 31, 2004 has been decreased by Rmb51,336,000 in the form of an increase in the depreciation charge for the year as a result of this change. Accordingly, the consolidated net profit from ordinary activities attributable to shareholders for the year then ended has been decreased by Rmb33,165,000.

4. **Tax**

No Hong Kong profits tax has been provided as the Group had no taxable profits in Hong Kong during the Period.

The Group was subject to corporate income tax ("CIT") levied at a rate of 33% of taxable income based on income for financial reporting purposes prepared in accordance with the laws and regulations in the PRC.

	Year ended December 31,	
	2004	**2003**
Group	*Rmb'000*	*Rmb'000*
Tax charged	556,566	439,812
Tax refunded	(34,372)	(33,249)
	522,194	406,563
Deferred	20,555	84,783
	542,749	491,346
Share of tax attributable to associates	6,081	5,791
Share of tax attributable to a jointly-controlled entity	4,964	—
Share of deferred tax attributable to an associate	(151)	(906)
Share of deferred tax attributable to a jointly-controlled entity	881	935
Tax charge for the year	554,524	497,166

During the Period, according to the approvals from the Zhejiang Provincial Local Tax Bureau, Zhejiang Shangsan Expressway Co., Ltd. ("Shangsan Co"), one of the Company's subsidiaries, was entitled to a 30% CIT exemption for the two years ended December 31, 2004 under the category of "Enterprise providing employment opportunities to redundant workers with a minimum of three-year employment term" as defined in the relevant national tax rules. As a result, the tax refund received by Shangsan Co in 2004 for the year ended December 31, 2003 amounted to Rmb27,004,000 and a tax exemption for the year ended

December 31, 2004 amounted to Rmb36,914,000, respectively (2003: 50% CIT exemption for the year ended December 31, 2002 amounting to Rmb33,249,000 was refunded under the category of "New enterprises providing employment opportunities to redundant urban workers" as defined in the relevant national tax rules).

During the Period, according to the approvals from the Zhejiang Provincial National Tax Bureau, Zhejiang Expressway Investment Development Co., Ltd. ("Development Co") and Zhejiang Expressway Vehicle Towing and Rescue Service Co., Ltd. ("Service Co"), two of the Company's subsidiaries, were entitled to a 100% CIT exemption for the year ended December 31, 2003 and accordingly received tax refund amounting to Rmb6,554,000 and Rmb814,000, respectively, under the category of "New enterprise providing employment opportunities to redundant urban workers" as defined in the relevant national tax rules.

A reconciliation of the tax expense applicable to profit before tax using the statutory rates for the PRC in which the Company and its subsidiaries, jointly-controlled entity and associates are domiciled to the tax expense at the effective tax rates is as follows:

	Year ended December 31,	
	2004	**2003**
Group	*Rmb'000*	*Rmb'000*
Profit before tax	1,910,981	1,593,189
Tax at the statutory tax rate	630,624	525,752
Tax refunded	(34,372)	(33,249)
Tax exemption of a subsidiary-	(36,914)	—
Income not subject to tax	(13,451)	(10,451)
Expenses not deductible for tax	8,637	15,114
Tax charge at the Group's effective tax rate	554,524	497,166

5. **Earnings per share**

The calculation of basic earnings per share is based on the net profit from ordinary activities attributable to shareholders for the year of Rmb1,225,699,000 (2003: Rmb1,008,792,000) and the 4,343,114,500 ordinary shares (2003: 4,343,114,500 ordinary shares) in issue during the year.

Diluted earnings per share amounts for the years ended December 31,2004 and 2003 have not been calculated as no diluting event existed during these years.

6. **Accounts receivable**

An aged analysis of the accounts receivable as at the balance sheet date, based on invoice date, is as follows:

	Group		**Company**	
	2004	**2003**	**2004**	**2003**
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*
Within 1 year	25,636	19,116	16,160	6,978
1 to 2 years	933	54	—	—
Over 2 years	—	2,601	—	2,601
	26,569	21,771	16,160	9,579

7. **Accounts payable**

An aged analysis of the accounts payable as at the balance sheet date, based on invoice date, is as follows:

	Group		Company	
	2004	**2003**	**2004**	**2003**
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*
Within 1 year	262,085	318,116	143,152	202,554
1 to 2 years	10,037	44,844	9,508	10,498
2 to 3 years	20,930	2,218	109	365
Over 3 years	4,161	2,343	686	31
	297,213	367,521	153,455	213,448

8. **Transfer to reserves**

In accordance with the Company Law of the PRC and the companies' articles of association, the Company, its subsidiaries, its associates and its jointly-controlled entity (collectively, the "Entities") are required to allocate 10% of their profit after tax, as determined in accordance with the PRC accounting standards and regulations applicable to the Entities, to the statutory surplus reserve (the "SSR") until such reserve reaches 50% of the registered capital of the Entities. As a result, Rmb121,117,000 was transferred to SSR for the Period. Subject to certain restrictions set out in the Company Law of the PRC and the respective articles of association of the Entities, part of the SSR may be converted to increase the Entities' share capital.

In accordance with the Company Law of the PRC, the Entities are required to transfer 5% to 10% of their profit after tax, as determined in accordance with the PRC accounting standards and regulations applicable to the Entities, to the statutory public welfare fund (the "PWF"), which is a non-distributable reserve other than in the event of the liquidation of the Entities. For the Period, Rmb60,558,000 was transferred to the PWF. The PWF must be used for capital expenditure on staff welfare facilities and these facilities remain as the properties of the Entities.

BUSINESS REVIEW

Economic growth in the PRC was brought to a steadier pace in 2004 with the introduction of a series of macro economic control measures by the government at the start of the year. Amid a favorable economic environment in Zhejiang Province, the ongoing process of rapid industrialization and urbanization continued to generate a strong demand for road transport, which was met with a rapidly expanding expressway network and growing number of vehicle sales, both for passenger cars and trucks.

In contrast to an estimated 14.3% GDP growth rate in Zhejiang Province during the Period, traffic volumes on the two expressways operated by the Group grew more than 20% and 30%, respectively, while expressway-related business operations, such as the operation of service areas, advertising and vehicle servicing along the expressways, grew at an even higher rate of more than 50%.

A detailed breakdown in turnover for the Group during the Period is set out below:

	Year ended December 31,		
	2004	**2003**	
	Rmb'000	*Rmb'000*	*% Change*
Toll income	3,066,954	2,458,726	24.7%
Shanghai-Hangzhou-Ningbo Expressway	2,327,733	1,908,764	21.9%
Shangsan Expressway	739,221	549,962	34.4%
Other income			
Service areas	183,637	117,205	56.7%
Advertising	41,159	26,138	57.5%
Road maintenance	7,244	2,669	171.4%
	3,298,994	2,604,738	26.7%
Revenue taxes	(167,001)	(132,933)	25.6%
Turnover	3,131,993	2,471,805	26.7%

Toll Road Operations

The operation of the two toll roads, namely the Shanghai-Hangzhou-Ningbo Expressway and the Shangsan Expressway, continued to be the mainstay of the Group, together contributing 92.8% of the Group's total turnover.

In its sixth year of operation since full completion and opening to traffic in late 1998, the 248km Shanghai-Hangzhou-Ningbo Expressway recorded an average daily traffic volume in full-trip equivalents of 33,525, generating a toll income of Rmb2,327.7 million during 2004, representing growth rates of approximately 20.3% and 21.9% over 2003, respectively.

The 142km Shangsan Expressway, on the other hand, was in its fourth year of operation since its full completion and opening to traffic in late 2000. Average daily traffic volume in full-trip equivalents during 2004 was 19,401 while toll income was Rmb739.2 million, representing growth rates of approximately 29.9% and 34.4% over 2003, respectively.

The growth rates in traffic volume in 2004 for the two expressways were amplified by a lower-than-usual comparison basis in 2003, especially for the Shanghai-Hangzhou-Ningbo Expressway where traffic diversions by a local city ring road as well as a short-term disruption brought about by the outbreak of SARS had dampened traffic volume growth in 2003.

Coordinated actions taken by the relevant PRC authorities starting from mid 2004 to curb the widespread practice of overloading trucks on the roads had effectively increased the proportion of heavy trucks amongst the traffic mix, aside from creating a safer traveling environment on the roads. As a result, the two expressways had higher growth rates in toll income than traffic volume growth rates during the second half of 2004.

Traveling conditions on the Shanghai-Hangzhou-Ningbo Expressway also improved substantially following the conclusion of the major road surface-overlaying project in 2004. Initiated in 2002, the project incurred a total cost of approximately Rmb411.1 million during the three-year span, amongst which Rmb95.4 million was incurred in 2004.

Phase II of the ongoing project to widen the Shanghai-Hangzhou-Ningbo Expressway from four lanes to eight lanes proceeded as scheduled in 2004 without causing any significant impact on the normal traffic flow along the Dajing-Fengjing section between Shanghai and Hangzhou. Phase III of the widening project, to be carried out along the Guzhou-Duantang section between Hangzhou and Ningbo, commenced construction in October 2004, and is targeted for completion by the end of 2007.

During the Period, the Company assessed the status of expressway assets along the section of Shanghai-Hangzhou-Ningbo Expressway under widening, and disposed of the remaining value of demolished expressway assets that amounted to Rmb202.4 million, thus reducing the net profit attributable to shareholders by Rmb139.1 million.

Expressway-Related Business Operations

The Group's expressway-related business operations, such as the operation of service areas, advertising and vehicle servicing along the expressways, were carried out by Zhejiang Expressway Investment Development Co., Ltd. (the "Development Co"), a 51% owned subsidiary of the Company.

Benefiting from growing traffic volumes on the expressways, improved quality of service provided to passing travelers and expanded facilities at the service areas, the expressway-related business operations enjoyed a strong across-the-board growth in 2004. Turnover for Development Co grew 55.2% during the Period to reach Rmb218.5 million, while net profit realized was Rmb38.7 million, representing a growth of 58.9% over 2003 on a pro forma basis.

Long-Term Investments

Networking effect had a greater impact on the 9.45km Shida Road due to its proximity to Hangzhou City Ring Road. Owned and operated by Hangzhou Shida Highway Co., Ltd. (a 50% owned jointly-controlled entity of the Company), Shida Road saw its traffic volume grow 64.9% whereas its toll income grow 67.4% over 2003. Net profit realized by the jointly-controlled entity during the Period was Rmb39.2 million, representing an increase of 120.5% over 2003.

The retail gas station business, operated by Zhejiang Expressway Petroleum Development Co., Ltd. (a 50% owned associate of the Company) within Zhejiang Province, encountered growing demand as well as increasing competition. While turnover for the associate company grew 27.5% in 2004, net profit realized during the Period was Rmb16.0 million, representing a decrease of 24.7% over 2003.

Digital printing business and network equipment business, both carried out by JoinHands Technology Co., Ltd. (a 27.58% owned associate of the Company), experienced both rising costs and increasing market competition in 2004. Net profit realized by the associate company was Rmb3.8 million, representing a decrease of 43.7% over 2003.

PROJECT INVESTMENT

On October 25, 2004, Development Co invested Rmb9 million to acquire a 45% equity interest in a newly established company, Zhejiang Concord Property Investment Company, with the remaining 55% being owned by World Trade Center Zhejiang Real Estate Development Co., Ltd. Zhejiang Concord Property Investment Company is principally involved in real estate development and management, as well as sales in related building materials.

On November 26, 2004, the Company entered into an agreement to invest a total of Rmb1,145,375,000 for a 35% shareholders' interest in Zhejiang Jiashao Expressway Co., Ltd. that was established for the development and operation of Jiashao Expressway, a proposed 69km expressway connecting the Shangsan Expressway with the Zajiasu Expressway across the Qiantang River. Details of the investment were set out in a circular of the Company dated December 20, 2004.

HUMAN RESOURCES

To better equip frontline staff of the Group to deal with heavy demand and workload as a result of the higher than anticipated traffic volume growth on the expressways operated by the Group, the Company placed greater emphasis on providing adequate training and improved remunerations for the staff working in the fields of toll collection, maintenance, as well as monitoring and controls during the Period.

As at December 31, 2004, there were a total of 2,744 employees under the Group, amongst whom 205 were administrative staff, 419 were engineering technicians, and 2,120 were staff working in the fields of toll collection, maintenance and service areas. Total remunerations for the Period amounted to Rmb118.0 million.

FINANCIAL ANALYSIS

The Group adopts a financial policy that is both prudent and active in realizing its long-term strategic goal of maximizing shareholders' wealth.

During the Period, turnover and net profit attributable to shareholders for the Group were approximately Rmb3,132.0 million and Rmb1,225.7 million, respectively, representing increases of 26.7% and 21.5% over 2003, respectively; earnings per share increased by 21.5% to Rmb28.22 cents, while return on equity for the Period increased from 9.9% to 11.4%.

Liquidity and Financial Resources

Liquidity

As at December 31, 2004, the total current assets held by the Group amounted to Rmb1,894.2 million, of which 21.9% were account receivables, other receivables and inventories.

Due to the nature of its core business operations, the Group had adequate net cash inflows from operating activities, which amounted to Rmb1,497.8 million as at the end of the Period.

As an indication of the Group's ability to meet short-term debt obligations, the current ratio was 1.2 as at December 31, 2004, representing a high level of financial liquidity for the Group.

Financial resources

As at December 31, 2004, the Group held Rmb722.0 million in cash and cash equivalents, Rmb81.7 million in time deposits and Rmb676.4 million in short-term investments, totaling Rmb1,480.1 million.

Amongst the total short-term investments of Rmb676.4 million held by the Group during the Period, approximately 91.3% were treasury bonds, with the remaining being close-ended security investment funds. The Company intends to further reduce the size of its short-term investments by the end of 2005 to meet its capital expenditure needs.

The Directors believe that the Group has sufficient financial resources to meet its operational as well as capital expenditure needs in the foreseeable future.

Borrowings and Solvency

As at December 31, 2004, the Group had total interest-bearing borrowings of Rmb2,443.5 million, representing a decrease of 10.2% since the beginning of the year. Of the Rmb2,443.5 million total interest-bearing borrowings, short-term interest-bearing borrowings decreased by 19.3% to Rmb787.9 million by the end of the year, while long-term interest-bearing borrowings decreased by 5.1% to Rmb1,655.6 million.

During the Period, the interest rate of the Group's semi-annual borrowings was 4.536%, whereas the interest rates of the Group's annual borrowings were 4.779%, 5.045%, and 5.310%, corresponding to 50.0%, 37.5%, and 12.5% of the total annual borrowings, respectively. The floating rates of the Group's Rmb800.9 million World Bank loans, denominated in US dollars, varied from 4.850% to 3.800% during the Period, averaging at approximately 4.325%. The interest rate of government loans in Renminbi remained at 3.000%, the same as that applicable as at December 31, 2003. The annual coupon rate for the Rmb1 billion corporate bonds issued by the Company for a term of 10 years was fixed at 4.290%, with interests payable annually.

Due to further reduction in the borrowings from domestic commercial banks and reduction in interest rates on the World Bank loans, interest expenses of the Group for the Period decreased by 27.3% to Rmb103.5 million. With profit before interest and tax at approximately Rmb2,014.4 million, the Group's interest cover ratio (profit before interest and tax over interest expenses) for the Period was 19.5 (2003: 12.2), representing the Group's strong ability to meet its interest obligations.

Furthermore, the asset-liability ratio, which is the proportion of the Group's assets that are financed through debt, was 23.6% during the Period, representing strong solvency of the Group.

Capital Structure

As at December 31, 2004, the Group's capital structure comprised Rmb10,720.2 million in shareholders' equity, Rmb1,642.6 million in fixed rate liabilities, Rmb800.9 million in floating rate liabilities and Rmb2,297.8 million in interest-free liabilities and minority interests, representing approximately 69.3%, 10.6%, 5.2% and 14.9%, respectively, of the Group's total capital.

With long-term interest bearing liabilities at approximately Rmb1,655.6 million, the Group's gearing ratio (total amount of the long-term interest-bearing liabilities vs. the shareholders' equity) as at December 31, 2004 was 15.4% (2003: 17.2%).

Capital Expenditure Commitments and Utilization

During the Period, capital expenditure incurred by the Group amounted to approximately Rmb994.5 million, while capital expenditure incurred by the Company amounted to approximately Rmb322.6 million. Amongst the total amount of the Group's capital expenditure, Rmb890.0 million was used on the project to widen the Shanghai-Hangzhou-Ningbo Expressway.

Capital expenditure commitments for the Group and the Company as at December 31, 2004 amounted to Rmb5,377.1 million and Rmb3,786.3 million, respectively. Amongst the capital expenditure that will be spent by the Group for 2005 and beyond, 67.4% will be used on the expressway-widening project, while 21.3% will be used toward construction of the Jiaxing-Shaoxing Expressway.

The aforementioned capital expenditure of the Group will firstly be funded with its internal financial resources, with a preference for debt financing in meeting any shortfalls.

Contingent Liabilities and Pledge of Assets

As at December 31, 2004, the Group did not have any contingent liabilities nor any pledge of assets.

Foreign Exchange Exposure

The Group has a World Bank loan of approximately Rmb800.9 million, denominated in US Dollars and borrowed for the construction of the Shanghai-Hangzhou-Ningbo Expressway. In addition, dividends for H shares payable by the Company are settled in HK dollars.

In view of the status of the exchange rate between Renminbi and US Dollars, the Directors do not foresee any material foreign exchange risk for the Group. However, there is no assurance that any foreign exchange exposure will not adversely affect the operating results of the Group in the future.

OUTLOOK FOR 2005

First introduced in 2004, the macro economic control measures will continue into 2005. With a series of structural adjustments that are expected to take place as well as a growing emphasis on sustainability and equitability in the process of economic development, the general consensus on the PRC economic prospects for 2005 points to continued strong growth, although the growth has slowed down.

Taking advantage of economic growth in the Yangtze River Delta Region, which is the most economically robust region in China and Zhejiang Province in particular, is expected to continue with its double-digit growth in 2005 amid an ongoing process of rapid industrialization and urbanization in the region.

As an integral part of the effort to reinforce the rules and regulations against the practice of overloading trucks and to ease the financial burden on truck operators for not overloading, toll rates for heavy trucks of above 10 tons were lowered by varying degrees across roadways in the PRC, including the two expressways operated by the Group, starting from January 1, 2005. The measure has proven to be both effective and positive for expressway operators, as the resulting higher truck traffic volume has led to a higher growth rate in toll income that has more than compensated the impact brought about by lowered toll rates. More importantly, it has provided a safer traveling environment and led to lower maintenance costs in the long run.

Following completion of Phase I of the ongoing project to widen the Shanghai-Hangzhou-Ningbo Expressway from four lanes to eight lanes by the end of 2003, Phase II of the project is expected to be fully completed by the end of 2005, thereby substantially increasing the carrying capacity while improving traveling conditions between Shanghai and Hangzhou.

To accommodate the growing economy and the demand generated on road transport, the Ministry of Communications of the PRC has recently announced a long-term national expressway plan, calling for the construction of more than 50,000km expressways, in addition to the 34,000km expressways already in operation.

The newly announced plan includes an addition of 3,500km expressways to be constructed in Zhejiang Province in the next 15 years. This should provide more investment and acquisition opportunities for the Company, in addition to the sustained impetus for continued traffic growth on the existing expressways through networking effect for many more years to come.

PURCHASE, SALE AND RECEMPTION OF THE COMPANY'S SHARES

Neither the Company nor its subsidiaries had purchased, sold, redeemed or cancelled any of the Company's shares during the Period.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

The Directors are not aware of any information that would reasonably indicate that the Company was during any part of the Period not in compliance with the Code of Best Practice set out in Appendix 14 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong.

ANNUAL GENERAL MEETING AND CLOSURE OF REGISTER

Details regarding the book closure period of share register, record date and date for convening annual general meeting are set out in the notice of annual general meeting published separately by the Company on the same date as this announcement.

By Order of the Board
Geng, Xiaoping
Chairman

Hangzhou, the PRC, March 29, 2005

As at the date of this announcement, the executive directors of the Company are: Messrs. Geng Xiaoping, Fang Yunti, Zhang Jingzhong and Xuan Daoguang; the non-executive directors are: Messrs. Zhang Luyun and Zhang Yang; and the independent non-executive directors are: Messrs. Tung Chee Chen, Zhang Junsheng and Zhang Liping.

Notice of 2004 Annual General Meeting

NOTICE IS HEREBY GIVEN that the 2004 Annual General Meeting ("AGM") of Zhejiang Expressway Co., Ltd. (the "Company") will be held at 10:00a.m. on Monday, May 23, 2005, at 18th Floor, Zhejiang World Trade Center, 122 Shuguang Road, Hangzhou 310007, the PRC to conduct the following businesses:

A. As ordinary resolutions:

1. To consider and approve the report of the directors for the year 2004;

2. To consider and approve the report of the supervisory committee for the year 2004;

3. To consider and approve the audited financial statements for the year 2004;

4. To consider and approve the proposed distribution of profits for the year 2004; and

5. To consider and approve the financial budget for the year 2005;

B. As special resolutions:

To consider and, if thought fit, pass the following as a special resolution:

"**THAT** the board of directors of the Company (the "Board") is hereby authorized:

(1) subject to paragraphs (2) and (3) below, to exercise during the Relevant Period (as defined in paragraph (4) hereunder) all the powers of the Company to allot, issue or otherwise deal with, either separately or concurrently, each of the existing issued domestic shares ("Domestic Shares") and overseas listed foreign shares ("H Shares") in the capital of the Company;

(2) subject to the approval as required under paragraph (1) above, to allot or issue Domestic Shares and H Shares, either separately or concurrently, of not more than 20 per cent. of each of the existing issued Domestic Shares and H Shares in the capital of the Company as at the date of passing this resolution;

(3) approval as required in paragraph (1) above is subject to the granting of approval from the China Securities Regulatory Commission;

(4) for the purpose of this resolution, "Relevant Period" means the period from the date upon which this resolution is passed until whichever is the earliest of:

   (a) from the passing of this special resolution, until conclusion of the Company's next annual general meeting; or

   (b) the expiry of the twelve month period from the date of the passing of this resolution; or

   (c) the date of revocation or variation of the authority given under this resolution by ordinary resolution (subject to any applicable PRC laws and regulations) of the Company at a shareholders' general meeting;

(5) to make appropriate amendments to the relevant articles of the Articles of Association of the Company after the completion of the allotment and issuance as provided in paragraph (1) above, to increase the share capital of the Company and reflect the new share structure of the Company, and to complete the related registration formalities at the relevant regulatory government authorities."

By Order of the Board
Zhang Jingzhong
Company Secretary

Hangzhou, the PRC
March 29, 2005

Notes:

1. **Registration procedures for attending the AGM**

   (1) Holders of H Shares of the Company ("H Shares") and domestic shares of the Company ("Domestic Shares") intending to attend the AGM should return the reply slip for attending the AGM to the Company on or before May 2, 2005.

   (2) A shareholder or his/her/its proxy should produce proof of identity when attending the AGM. If a corporate shareholder appoints its legal representative to attend the meeting, such legal representative shall produce proof of identity and a copy of the resolution of the board of directors or other governing body of such shareholder appointing such legal representative to attend the meeting.

2. **Proxy**

   (1) A shareholder eligible to attend and vote at the AGM is entitled to appoint, in written form, one or more proxies to attend and vote at the AGM on behalf of him. A proxy need not be a shareholder of the Company.

(2) A proxy should be appointed by a written instrument signed by the appointor or his/her/its attorney. If the appointor is a corporation, the same shall be affixed with its common seal or signed by its director(s) or duly authorized representative(s). If the form of proxy is signed by the attorney of the appointor, the power of attorney or other authorization document(s) of such attorney should be notarized.

(3) To be valid, the power of attorney or other authorization document(s) (which have been notarized) together with the completed form of proxy must be delivered, in the case of holders of Domestic Shares, to the Company at the address shown in paragraph 5(3) below and, in the case of holders of H Shares, to Hong Kong Registrars Limited at 46th Floor, Hopewell Center, 183 Queen's Road East, Wanchai, HongKong, not less than 24 hours before the time designated for holding of the AGM.

(4) A proxy may exercise the right to vote by a show of hands or by poll. However, if more than one proxy is appointed by a shareholder, such proxies shall only exercise the right to vote on a poll.

3. **Closure of Register of Members**

The register of members holding H shares of the Company will be closed from April 23, 2005 to May 22, 2005 (both days inclusive).

4. **Eligibility for attending the Annual General Meeting**

Holders of Domestic Shares and H Shares whose names appear on the register of members of the Company as at the close of April 28, 2005 shall have the right to attend the AGM.

Holders of H Shares who intend to attend the AGM must deliver all transfer instruments and the relevant share certificates to the share registrar for H shares of the Company, Hong Kong Registrars Limited (which address is set out in paragraph 5(2) below), at or before 4:00p.m. on Friday, April 22, 2005.

5. **Miscellaneous**

(1) The AGM will not last for more than one day. Shareholders who attend shall bear their own traveling and accommodation expenses.

(2) The address of the share registrar for the H Shares, Hong Kong Registrars Limited, is:

46th Floor, Hopewell Center
183 Queen's Road East
Hong Kong

(3) The address of the Company is:

19th Floor, Zhejiang World Trade Center
122 Shuguang Road
Hangzhou 310007
The PRC

Telephone No.: (+86)-571-8798 7700
Facsimile No.: (+86)-571-8795 0329